FREE WRITING PROSPECTUS dated March 18, 2009	Filed pursuant to Rule 433
Registration Statement No. 333-140456

Eksportfinans ASA | March 2009 | www.eksportfinans.com

   Ratings† and risk weight

Moody’s	Aa1/P-1 (Negative Outlook)

Standard & Poor’s	AA+/A-1+ (Negative Outlook)

Fitch Ratings	AA/F1+ (Stable Outlook)

Risk weight	20%
Moody’s: (December 16, 2008)
“Moody’s assessment of a high probability of systemic support for Eksportfinans reflects its function as an important tool for the government as a provider of funding to the Norwegian export sector.”
S&P: (October 24, 2008)
“...we consider Eksportfinans to be a commercial enterprise that is highly likely to benefit from extraordinary support from the government in the event of financial distress”
† A credit rating reflects our creditworthiness in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. Our creditworthiness does not affect or enhance the likely performance of an investment other than our ability to meet our obligations.
   Key facts
•	Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:
-	Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry

-	All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution
•	Key Norwegian lender to the local government sector:
-	Local governments cannot, by law, go bankrupt
•	Largest international borrower in Norway with a long term funding requirement in 2008 of approximately USD14bn:
-	Only Norwegian international borrower with a Global benchmark program

Closest proxy to the Kingdom of Norway on a Global benchmark basis
   Ownership
Other Banks 13.8%
DnB NOR (Aa1/AA-/A+) 40.0%
Nordea (Aa1/AA-/AA-) 23.2%
Kingdom of Norway (Aaa/AAA/AAA) 15.0%
Fokus Bank* 8.0%
The State owns a 34% share of DnBNOR, thus, the State owns a direct and indirect stake of 55% in Eksportfinans
* Fokus Bank is a branch of Danske Bank A/S (Danske Bank A/S is rated Aa1 by Moody’s Investors Service)

   Issuance flexibility
•	Programs / Shelves: US MTN, EMTN, Kangaroo, Japan

•	No minimum size, no minimum or maximum maturity

•	Extensive range of structures (e.g. Reverse Convertible, PRDC, TARN, Snowball, CMS, CMT, Inverse FRN, Zero coupon, Range Accrual, Equity-Linked, Commodity-Linked, Fund-Linked, Credit-Linked)
   Financial highlights (USD billion)

	4Q08	3Q08	2007	2006

Total assets	42.4	43.6	40.4	27.6

Total loans outstanding	19.9	22.8	23.0	15.8

Capital adequacy total*	11.6%	10.5%	9.6%	12.2%

Capital adequacy core*	8.1%	7.4%	6.3%	8.3%
* Capital adecuacy for 2006 is not adjusted to reflect IFRS
   Recent developments
In February of 2009, Eksportfinans issued 4th quarter earnings for 2008. The underlying business operations for the Eksportfinans Group showed continued good performance in the 4th quarter of 2008. Net interest income in the 4th quarter was NOK 467 million, compared to NOK 148 million in the 4th quarter of 2007. For the year 2008 as a whole, net interest income increased by NOK 507 million to NOK 1.1 billion.
Despite the demanding situation in the international capital markets, Eksportfinans experienced good access to funding in 2008. Total new funding during 2008 amounted to NOK 93.7 billion, compared with NOK 80.7 billion during 2007.
In December of 2008, the Norwegian Ministry of Trade and Industry issued Proposition 32 which detailed measures that the government has or will take in order to safeguard continued supply of financing for export contracts that qualify for officially supported loans from Eksportfinans. Eksportfinans was also upgraded to an Objective Category 3 company, which acknowledges the importance of Eksportfinans’ role in obtaining competitive financing for the Norwegian export industry.
In November of 2008, the Norwegian government agreed to extend up to NOK 50 billion to Eksportfinans in order to satisfy the demand for export financing. This arrangement is meant to ensure ample financing for Eksportfinans’ core constituents in the current credit environment.
   Disclaimer
Any information contained herein is neither an offer nor a solicitation of an offer to buy or sell securities. Any such offer is made only by the prospectus related to such securities. This document is subject to amendment and completion and should not be relied upon for the purpose of investment decisions. This document was last amended on March 17, 2009
We have filed a registration statement (including a prospectus) with the SEC. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in an offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

Best EMTN Borrower of the Year April 2006
EuroWeek
ifr awards 2006 EKSPORTFINANS
ifr awards 2006 EKSPORTFINANS
BORROWER OF THE YEAR
Global MTN Issuer of the Year Jun 2007
Global MTN Issuer of the Year Jan 2008
The editor’s award Jan 2009 mtn-i